UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Marin Software Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T106

(CUSIP Number)

December 26, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 56804T106

1	Names of Reporting Persons ESW Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 579,000 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 579,000 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 579,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10% (2)
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Joseph A. Liemandt
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 579,000 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 579,000 (1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 579,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 10% (2)
12	Type of Reporting Person (See Instructions) IN/HC

(1)	579,000 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW, and may be deemed to have beneficial ownership of the shares held by ESW.
(2)	Based upon 5,792,000 shares of common stock of the Issuer as of November 6, 2018, as reported in the Issuer’s Form 10-Q filed on November 13, 2018.

Item 1.

(a)	Name of Issuer:

Marin Software Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

123 Mission Street, 27th Floor

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

(1)	ESW Capital, LLC

(2)	Joseph A. Liemandt, who is the sole voting member of ESW

(b)	Address of Principal Business Office or, if None, Residence:

(1)	ESW Capital, LLC

401 Congress Avenue, Suite 2650

Austin, TX 78701

(2)	Joseph A. Liemandt

401 Congress Avenue, Suite 2650

Austin, TX 78701

(c)	Citizenship:

(1)	ESW Capital, LLC is a Delaware limited liability company.

(2)	Joseph A. Liemandt is a U.S. citizen.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.: 56804T106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

579,000 shares are held directly by ESW Capital, LLC (“ESW”). Joseph A. Liemandt is the sole voting member of ESW, and may be deemed to have beneficial ownership of the shares held by ESW.

(b)	Percent of Class:

ESW Capital and Mr. Liemandt may be deemed to be the beneficial owners of 10% of the outstanding shares of Common Stock, based upon 5,792,000 shares of common stock of the issuer as of November 6, 2018, as reported in the Issuer’s Form 10-Q filed on November 13, 2018.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See item 2(a).

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2018	ESW CAPITAL, LLC

	By:	/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price, As attorney-in-fact
Andrew S. Price